Filed by Input/Output, Inc. pursuant to Rule 425
Under the Securities Act of 1933
Filing Person: Input/Output, Inc.
Commission File No.: 1-12691

     On May 28, 2004, Input/Output, Inc. issued a press release announcing the timing of its underwritten public offering of common stock. The text of the press release is as follows:

Input/Output Launches Stock Offering

Friday, May 28, 9:00 a.m. ET

HOUSTON, TX — Input/Output, Inc. (NYSE: IO) announced today that on Wednesday, June 2, 2004 the company will begin a road show for its underwritten public offering of 20 million shares of its common stock. Selling stockholders also intend to sell approximately 210,000 shares of the company’s common stock in the offering. The company will not receive any proceeds from the sale of shares of its common stock by the selling stockholders. As part of the offering, the company also intends to grant the underwriters an option to purchase approximately 3 million additional shares to cover over-allotments, if any.

The company intends to use the net proceeds from the offering to fund the cash portion of the purchase price for its proposed acquisition of GX Technology Corporation. Completion of the company’s proposed offering is conditioned upon the closing of its acquisition of GX Technology Corporation.

ADDITIONAL INFORMATION

Morgan Stanley & Co. Incorporated is acting as book-running manager for the common stock offering. Copies of the common stock offering prospectus may be obtained from Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 1585 Broadway, New York, NY 10036.

THE COMPANY

Input/Output, Inc. is a leading provider of seismic imaging technology used by oil and gas companies and seismic contractors for exploration, appraisal, development and reservoir monitoring in both land and marine environments.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements concerning the company’s proposed offering and its proposed acquisition of GX Technology Corporation. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The terms of, and the company’s ability to complete, the proposed offering will depend upon prevailing market conditions and other factors.

SAFE HARBOR

A registration statement relating to the common stock proposed to be sold in the offering has been filed with the Securities and Exchange Commission but has not yet been declared effective. This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the company’s common stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

POTENTIAL INVESTORS ARE URGED TO READ THE COMPANY’S REGISTRATION STATEMENT ON FORM S-3 (AMENDMENT NO. 1), AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON TODAY’S DATE, TOGETHER WITH THE INFORMATION INCORPORATED BY REFERENCE THEREIN AND THE DOCUMENTS REFERRED TO THEREIN, IN THEIR ENTIRETY. POTENTIAL INVESTORS MAY OBTAIN, WITHOUT CHARGE, COPIES OF THE REGISTRATION STATEMENT THROUGH THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV OR BY DIRECTING A REQUEST TO INPUT/OUTPUT, INC., ATTENTION: CORPORATE SECRETARY, 12300 PARC CREST DRIVE, STAFFORD, TEXAS 77477.